CORPORATE OFFICE :PLOT NO.90 SECTOR-32, GURGAON-122001 (HARYANA), INDIA
PHONE:91-124-4135000 FAX :91-124-4106490

SEC:SE
27th November, 2006

BY AIR MAIL

06019215

RECEIVED DEC 08 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 152

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International, Corporation
450, Fifth Street, N.W.
WASHINGTON, D.C.20549

Dear Sir,

SUB: i) Listing Application
ii) Form No.2- Return of Allotment

RE: **12g3-2(b) EXEMPTION-FILE 82-3821**

SUPPL

Enclosed please find copies of the following documents:

Listing Application	:	Filed with Stock Exchanges for Listing of 32800 Equity Shares of Rs.5/- each allotted on 11.10.2006 under Employees Stock Option Scheme.
Form No.2-Return of Allotment	:	Filed with the Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Encl: As above

Dlw 12/14

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L24231PB1961PLC003747 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: RANBAXY LABORATORIES LTD

(b). Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

3. *Date of allotment: 11/10/2006 (DD/MM/YYYY)

4.Shares allotted payable in cash

Class of shares ☐ Preference ☒ Equity

Class of Shares		Preference	Equity
Number of shares allotted			32,800
Nominal amount per share	(in Rs.)		5.00
Total nominal amount	(in Rs.)		164,000.00
Amount paid per share on application	(in Rs.)		5.00
Total amount paid on application	(in Rs.)		164,000.00
Amount due and payable per share on allotment (excluding premium)	(in Rs.)		0.00
Total amount paid on allotment (excluding premium)	(in Rs.)		0.00
Premium amount per share due and payable (if any)	(in Rs.)		222.10
Total premium amount due and payable (if any)	(in Rs.)		7,284,880.00
Premium amount paid per share (if any)	(in Rs.)		222.10
Total premium amount paid (if any)	(in Rs.)		7,284,880.00
Amount of discount per share (if any)	(in Rs.)		0.00
Total discount amount (if any)	(in Rs.)		0.00

5. Shares allotted for consideration otherwise than in cash

Class of shares ☐ Preference ☐ Equity

Class of Shares		Preference	Equity
Number of shares allotted			
Nominal amount per share	(in Rs.)		
Amount to be treated as paid-up on each share	(in Rs.)		
The consideration for which such shares have been allotted			
(a) Property and assets acquired	Description		
	Amount (in Rs.)		
(b) Goodwill	Description		
	Amount (in Rs.)		
(c). Services (give nature of services)	Description		
	Amount (in Rs.)		
(d) Other items (to be specified)	Description		
	Amount (in Rs.)		

6. Bonus shares issued

(a) Number of bonus shares ☐

(b) Nominal amount per share (in Rs.) ☐

(c) Amount to be treated as paid-up per share (in Rs.) ☐

7(a). Total nominal value of equity shares issued including the present allotment (in Rs.) 1,863,434,820.00

(b). Total nominal value of preference shares issued including the present allotment (in Rs.) 0.00

8 (a). Date of passing the special resolution authorising issue under section 81 29/06/2000 (DD/MM/YYYY)

(b). Service request number (SRN) of Form 23 Z99999999

Attachments

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract, if any, for allotment of shares for consideration otherwise than in cash [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

- LIST OF ALLOTTEES.pdf
- form2letter.pdf
- esoprescom.pdf
- agmesop.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated 11/10/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company Sushil Kumar Patawari

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s RANBAXY LABORATORIES LTD and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice) Rahul Dhawan 512154

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 11.10.2006 32,800 Equity Shares of Rs.5/ each As per statement attached.
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE

RANBAXY LABORATORIES LTD GURGAON

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and underwriters of their Nominees.	NOT APPLICABLE

RANBAXY LABORATORIES LTD. GURGAON

(b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

Date: October 16, 2006

(S.K. PATAWARI)
COMPANY SECRETARY

RANBAXY LABORATORIES LTD. GURGAON

Annexure- A

(a) Offer price per share :

(i) **32,800 Equity Shares** :

a) Rs. 336.50 per share

3882 Equity Shares (inclusive of 1455 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 297.50 per share

10377 Equity Shares (inclusive of 3885 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 372.50 per share

10916 Equity Shares (inclusive of 4086 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 283.50 per share

7625 Equity Shares

32800

RANBAXY LABORATORIES LTD. GURGAON

ANNEXURE-V

DISTRIBUTION SCHEDULE

(To be made out of each class of secuirty)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of **EQUITY SHARES** as on **11.10.2006 (ESOP)**

(Kind of Secuirty)

Total nominal value of **Rs.1,64,000** Nominal Value of each shares **Rs.5/-**

Total number of shares **32,800** Paid up value of per share **Rs.5/-**

Distinctive Nos. from **372654165** To **372686964**

TABLE I

DISTRIBUTION OF HOLDINGS

FOR ALLOTMENT OF SHARES UNDER EMPLOYEES STOCK OPTION SCHEME OF THE COMPANY

Shareholding of nominal value		Shareholders		Share Amount	
Rs. From	Rs. To	Number	% to Total	Rs.	% to Total
(1)		(2)	(3)	(4)	(5)
1	5000	84	95.45	121265	73.94
5001	10000	3	3.41	23535	14.35
10001	20000	1	1.14	19200	11.71
20001	30000	0	0.00	0	0.00
30001	40000	0	0.00	0	0.00
40001	50000	0	0.00	0	0.00
50001	100000	0	0.00	0	0.00
100001	and above	-	-	-	-
TOTAL		**88**	**100.00**	**164000**	**100.00**

RANBAXY LABORATORIES LTD. GURGAON

TABLE II

NAME OF SHAREHOLDERS AND SHARES HELD BY THE FOLLOWING. VIZ

	Name of Shareholders	No. of Shares	% to Total No. of Shares
	(1)	(2)	(3)
a) Foreign Holding	(i) Foreign Collaborators	0	0.00
	(ii) Foreign Financial Institutions	0	0.00
	(iii) Foreign Nationals	0	0.00
	(iv) Non-Resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	5632	17.17
	(v) The Bank of New York	0	0.00
	(vi) Non-domestic Companies	0	0.00
	TOTAL	**5632**	**17.17**
b) Govt./Govt. Sponsored Financial Institutions	(I) Life Insurance Corpn of India	0	0.00
	(ii) Unit Trust of India *	0	0.00
	(iii) Industrial Finance Corpn. Of India	0	0.00
	(iv) Industrial Dev. Bank of India	0	0.00
	(v) Industrial Credit & Investment Corp of India	0	0.00
	(vi) General Insurance Corpn of India and its subsidiaries	0	0.00
	(vii) Nationalised Bank	0	0.00
	(vii) Government Companies	0	0.00
	(ix) Central Government	0	0.00
	(x) State Government	0	0.00
	(xi) State Financial Corporations	0	0.00
	(xii) Foreign Banks	0	0.00
	(xiv) Mutual Fund	0	0.00
	* Under various schemes		
	TOTAL	**0**	**0.00**
c) Bodies Corporate (not covered under (a) and (b))	(I) Holding Company	0	0.00
	(ii) Subsidiary Companies	0	0.00
	(iii) Other bodies corporate	0	0.00
	TOTAL	**0**	**0.00**
d) Directors and their relatives (as defined in Sec.6 of the Companies Act, 1956	(I) Directors	0	0.00
	(ii) Relatives	0	0.00

RANBAXY LABORATORIES LTD. GURGAON

(e) Other top 50 shareholders (Other than those listed above	Names	No. of Shares	% to Total No. of Shares
	TOTAL	0	0

N.A.

RANBAXY LABORATORIES LTD. GURGAON

TABLE III

HOLDINGS OF OFFICE BEARERS AS ON 11TH OCTOBER, 2006

Names of Director, Managing Director, Chairman, President, Secretary	Official Relationship to the Coampany	Number of Shares
(1)	(2)	(3)
Mr. Tejendra Khanna	Chairman	0
Dr. Brian W Tempest	Chief Mentor and Executive Vice Chairman	0
Mr. Malvinder Mohan Singh	Chief Executive Officer and Managing Director	0
Mr. Ramesh L Adige	Whole Time Director	0
Mr. Shivinder Mohan Singh	Director	0
Mr. Vivek Bharat Ram	Director	0
Mr. Gurcharan Das	Director	0
Dr. P S Joshi	Director	0
Mr. Nimesh N Kampani	Director	0
Mr. V K Kaul	Director	0
Mr. Vivek Mehra	Director	0
Mr. Ravi Mehrotra	Director	0
Mr. Harpal Singh	Director	0
Mr. Surendra Daulet Singh	Director	0
Mr. S K Patawari	Company Secretary	0

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD

RANBAXY LABORATORIES LTD. GURGAON

(S.K. PATAWARI)
COMPANY SECRETARY

Dated: October 16, 2006

Note

Separate forms should comleted for each class of securities , e.g debentures, preference shares equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if -

(1) They are of the same nominal value and the same amount per share has been called up

(2) They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and

(3) They carry the same rights in all respects.